Via Facsimile and U.S. Mail
Mail Stop 6010

May 13, 2008

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: **Allianz SE**
        Form 20-F for the Fiscal Year Ended December 31, 2007
        Filed March 20, 2008
        File Number: 001-15154

Dear Dr. Perlet:

        We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates
Fair Value of Financial Instruments, page 70

1.   Please revise your disclosure to address the following:
        a. Disclose the amount of your portfolio for which market quotations are not
            used to obtain fair value, preferably in tabular format;

> b. Disclose any material adjustments you made during the reporting period to the fair value of financial instruments based on the ABX index; and
> c. Disclose the impact of reasonably likely changes in the key assumptions you have used in your valuation methods on your financial statements.

Impact of the financial markets turbulence, page 90
Monoliner, page 91

2.   Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Off-Balance Sheet Arrangements, page 127

3.   Please revise your disclosure to include the categories of the K2 assets and whether there have been any material write-downs of the assets.

4.   Please discuss whether the new agreement with K2 will require consolidation of the SIV. If you do not believe that consolidation will be required, please discuss the scenarios where you would have to consolidate K2, and your expectation of the likelihood of such consolidation. Discuss the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.

5.   Please address the potential impact on debt covenants, capital ratios, credit ratings, or dividends should you be required to consolidate K2 or incur significant losses associated with K2.

Tabular Disclosure of Contractual Obligations, pages 138-139

6.   Please reconcile, in a footnote to the Contractual Obligation Table, the amount of the Reserves for Insurance and Investment Contracts in the table to the amount on the balance sheet.

2.Summary of significant accounting policies, page F-6
Financial assets and liabilities, page F-8

7.   Please revise your note to include the accounting policy that you apply to the asset-backed and mortgage-backed securities specifically regarding how you account for changes in prepayments.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant